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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                JLM COUTURE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    477427108
                                 (CUSIP Number)

                                 NEIL GOLD, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 7, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP NO. 477427108                   13D                      Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Carl Seaman
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

             PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER                      71,666
         SHARES           ------------------------------------------------------
      BENEFICIALLY          8     SHARED VOTING POWER                         0
        OWNED BY          ------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER                 71,666
       REPORTING          ------------------------------------------------------
      PERSON WITH          10    SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             71,666
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.75%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

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CUSIP NO. 477427108                   13D                      Page 3 of 5 Pages
-------------------                                            -----------------

         Security and Issuer.


ITEM 1.  SECURITY AND ISSUER.

         Title and Class of Securities:

         Common stock

         Name and Address of Issuer:

         JLM Couture, Inc.
         525 Seventh Avenue, Suite 1703
         New York, New York 10018

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Carl Seaman (the "Reporting Person"). Mr. Seaman is an individual with a business address at: c/o Carl & Associates, 250 Park Avenue, New York, New York 10177. Mr Seaman's current occupation is: private investor.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

         Mr. Seaman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Seaman acquired the shares of JLM Couture, Inc. common stock ("Common Stock") through the use of private funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock beneficially owned by Mr. Seaman were acquired solely for investment purposes.

         This statement is filed to reflect a material decrease in the percentage of outstanding Common Stock beneficially owned by the Reporting Person. On June 30, 2004, Mr. Seaman transferred 30,000 shares of Common Stock to a non-profit organization without consideration. On July 7, 2004, Mr. Seaman transferred an additional 180,000 shares of Common Stock to various non-profit organizations without consideration.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Seaman beneficially owns an aggregate of 71,666 shares of Common Stock representing approximately 3.75% of the outstanding shares of Common Stock.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

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CUSIP NO. 477427108                   13D                      Page 4 of 5 Pages
-------------------                                            -----------------

         (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days.

         (d) Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on July 7, 2004.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  EXHIBITS.

         None.

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-------------------                                            -----------------
CUSIP NO. 477427108                   13D                      Page 5 of 5 Pages
-------------------                                            -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2004


                                       By: /s/ Carl Seaman
                                           ------------------------------------
                                           Carl Seaman